UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28580

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MUTUAL SECURITIES, INC. OF CALIFORNIA DBA MUTUAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

807-A CAMARILLO SPRINGS ROAD
(No. and Street)

CAMARILLO	CA	93012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NICK DAMIANI	805-764-6740	NICK DAMIANI@MUTUAL GROUP
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FARBER HASS HURLEY LLP
(Name – if individual, state last, first, and middle name)

9301 OAKDALE AVE	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

10/22/2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK DAMIANI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MUTUAL SECURITIES INC OF CALIFORNIA DBA MUTUAL SECURITIES, INC., as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CHIEF ADMINISTRATIVE OFFICER & FINOP

Notary Public (See attached California Acknowledgment 9-21-2023 CC)

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3 3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240 18a-1, or 17 CFR 240.18a 2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240 17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a 7(d)(2), as applicable.*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

County of Ventura }

On September 21, 2023 (Date) before me, Clare Corré (Insert Name of Notary exactly as it appears on the official seal), Notary Public,

personally appeared Nicholas Damiani (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

Witness my hand and official seal.

Signature [signature] (Signature of Notary Public)

CLARE CORRE
COMM. #2353244
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2025

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of the form to another document.

Description of Attached Document

Title or Type of Document: U.S. SEC Annual Reports Form X-17A-5 Part III

Document Date: September 21, 2023 Number of Pages: 3 of 3

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: Nicholas Damiani
- [x] Individual
- [x] Corporate Officer — Title(s): CAO + Fin Op
- [ ] Partner [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ____________

Signer is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
- [ ] Individual
- [ ] Corporate Officer — Title(s): ____________
- [ ] Partner [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ____________

Signer is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Mutual Securities, Inc.

Report on Audit of Financial Statements and Supplementary Information

June 30, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Mutual Securities, Inc.

Contents

As of and for the year ended June 30, 2023

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2023, the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, and Schedule II, Computation For Determination Of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
September 29, 2023

Mutual Securities, Inc.

Statement of Financial Condition
June 30, 2023

ASSETS

Cash	$	1,546,859
Deposits with clearing organizations		200,000
Receivables from broker-dealers and clearing organizations		2,481,569
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $180,824		8,047
Operating lease right-of-use assets		374,402
Other assets		197,109
TOTAL ASSETS	$	4,807,986

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payables to broker-dealers and clearing organizations	$	2,602,471
Accounts payable, accrued expenses, and other liabilities		519,905
Operating lease liability		374,402
TOTAL LIABILITIES		3,496,778

STOCKHOLDERS' EQUITY

Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding		23,413
Additional paid-in-capital		142,726
Retained earnings		1,145,069
TOTAL STOCKHOLDERS' EQUITY		1,311,208
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,807,986

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc.

Statement of Operations
For the Year Ended June 30, 2023

REVENUE:

Commissions	$	24,310,864
Other income		913,012
Total revenue		25,223,876

OPERATING EXPENSES:

Compensation and benefits	21,898,805
Floor brokerage, exchange, and clearance fees	580,465
Technology and communications	147,294
Occupancy and equipment	186,369
Professional fees	1,239,564
Other expenses	865,064
Total expenses	24,917,561

NET INCOME	$	306,315

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2023

Balance-July 1, 2022	$ 250,000
Decreases: Repayments	(250,000)
Balance-June 30, 2023	$ 0

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2023

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
	Shares	Amount			
Balance - July 1, 2022	31,216	$ 23,413	$ 142,726	$ 1,395,737	$ 1,561,876
Distributions to Members	-	-	-	(556,983)	(556,983)
Net income	-	-	-	306,315	306,315
Balance - June 30, 2023	31,216	$ 23,413	$ 142,726	$ 1,145,069	$ 1,311,208

The accompanying notes are an integral part of these financial statements

Mutual Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	306,315
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		3,211
Changes in operating assets and liabilities:		
Decrease in receivables from broker-dealers and clearing organizations		214,867
Decrease in receivables from affiliate		68,250
Decrease in operating lease right-of-use assets		106,729
Increase in other assets		(31,159)
Decrease in payables to broker-dealers and clearing organizations		(141,225)
Increase in accounts payable, accrued expenses, and other liabilities		28,559
Decrease in operating lease liability		(106,729)
NET CASH PROVIDED BY OPERATING ACTIVITIES		448,818

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to members		(556,983)
Paydown of subordinated loans		(250,000)
NET CASH USED IN FINANCING ACTIVITIES		(806,983)
NET DECREASE IN CASH		(358,165)
CASH AT BEGINNING OF YEAR		1,905,024
CASH AT END OF YEAR	$	1,546,859

The accompanying notes are an integral part of these financial statements

1. Nature of Business

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company also relies on Footnote 74 of SEC Release 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Receivable From and Payable To Clearing Organizations
The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been recorded.

Furniture, Equipment, and Leasehold Improvements
Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Right-of-Use Assets-Operating Leases
The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their

balance sheets as a right-of-use asset with a corresponding lease liability. The Company does not recognize right of use assets and liabilities for leases with a term of 12 months or less.

Revenue Recognition

In accordance with FASB ASC 606, Revenue from Contracts with Customers, the Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and California state tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. Accordingly, no income tax provision has been reflected in the accompanying financial statements, except for the Pass-Through Entity Tax (PTET). During the year ended June 30, 2023, the Company elected to pay a PTET for its members in the amount of $56,983 pursuant to the California Pass-Through Entity Tax guidelines. The benefit of this payment was conferred to the Company's members in the form of a distribution.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of June 30, 2023, and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30, 2023, the Company has no accrued interest or penalties associated with uncertain tax positions.

3. Deposit with Clearing Organization

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2023 was $200,000.

4. Equipment, and Leasehold Improvements

As of June 30, 2023, equipment and leasehold improvements, net, consisted of the following:

Furniture and fixtures	$ 67,986
Machinery and equipment	59,729
Leasehold improvements	61,156
Total cost of equipment and leasehold improvements	188,871
Less: accumulated depreciation	(180,824)
Equipment and leasehold improvements, net	$ 8,047

5. Revenue From Contracts With Customers

Commissions

The Company buys and sells insurance and annuity products, mutual funds, and other equity and financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company also charges fees relating to the transactions executed on behalf of its customers. Commissions, fees, and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer.

Sales of annuities, insurance products, and mutual funds include initial up-front (first year) commissions where the performance obligation is satisfied on the trade date as well as annual trailing commission payments for each product renewal and continued investment. Commissions on annuity, insurance products and mutual funds are considered variable consideration. ASC Topic 606 requires that, at the time of the initial sale or investment, the Company must estimate the variable consideration (future renewal commissions) and determine the transaction price as the unconstrained net present value of expected future renewal commissions. Therefore, the transaction price for annuities, insurance products and mutual funds includes first year fixed commissions recognized for new sales as well as trailing commissions. The performance obligation of trailing commissions is satisfied at product renewal and continued investment, which are estimated using the average value of trailing commissions received in the first month of the two previous quarters. The receivables on June 30, 2022, were $2,245,562.

Disaggregated Revenue From Contracts With Customers
The following table presents revenue by major source

Variable annuities	$	17,619,164
12b-1 fees		3,947,170
Brokerage commissions		1,626,464
Direct mutual funds		1,013,218
Administrative and other fees		1,017,860
		25,223,876

6. Related Party Transactions

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2023, the Company recognized $151,200 in occupancy expense to KCMA. See Note 12 for further information on the lease agreement.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either the clients or their investment adviser representatives are charged for such brokerage services.

Effective May 1, 2022, the Company and Mutual Advisors, LLC, entered into an agreement whereby Mutual Advisors, LLC, reimburses salary expenses paid by the Company that pertain to Mutual Advisors, LLC. On January 1, 2023, the Company and Mutual Advisors, LLC, amended certain terms and provisions of the reimbursement agreement. On June 30, 2023, no receivable balance existed between Mutual Advisors, LLC and the Company. Total expenses reimbursed during the year for salaries and other costs were $1,066,926.

7. 401(k) Plan

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2023, the Company recorded expenses of $148,500 in matching contributions.

8. Financial Instruments

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2023, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

9. Concentration Risk

Commissions earned by the top five financial advisors represented approximately 13.2% of the Company's revenues.

10. Commitments and Contingencies

Leases
These assets and liabilities for operating leases are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate

if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which represents those leases having an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a lease for a twelve-month term beginning September 1, 2020 with five (5) consecutive one year options to renew the lease for its office space in Camarillo, CA. Management compared the renewal rents with expected fair market rents for equivalent property under similar terms and conditions and determined it is reasonably certain the Company will exercise the renewal options and have included the five consecutive renewal options in the lease commitment. The discount rate used to compute the lease liability and right of use asset at the commencement date of the lease is 10.69%, which is the implicit rate. The implicit rate was computed using estimated market value data readily available to determine the asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. Lease expense for its office space in Camarillo, CA was $186,300 for the year ended June 30, 2023 and is included on the Statement of Income under occupancy and equipment.

The total of the commitment over the remaining lease terms at June 30, 2023 is as follows:

Year Ending June 30,

2024	$	139,892
2025		139,892
2026		139,892
2027		23,315
thereafter		-
Total undiscounted lease payments		442,991
Less: interest		(68,589)
Total lease liabilities	$	374,402

Litigation and Claims
The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

11. Subordinated Borrowings

The Company entered into two approved subordinated loan agreements ("the Notes") on September 28, 2021, with two stockholders ("the Lenders") of the Company. The Notes were for $125,000 with each Lender for a total of $250,000. The Notes carried a fixed rate of interest at 0.18% per annum, with principal and accrued interest due in full, on September 27, 2024 (three years) from the date of the loan agreements. In June 2023, the Company prepaid the Notes and associated interest in full, in accordance with the terms of the agreements. These repayments were made with the requisite approval from FINRA in adherence with regulatory and compliance standards.

12. Recurring Commission Expense Deductions

The Company charges recurring monthly fees to registered representatives that are included in the commission statements and payments to the registered representatives for technology, administrative, and insurance costs. These recurring registered representative charges are recorded as a reduction to

commission expense. These charges were in total approximately $1,253,000 for the year ended June 30, 2023.

13. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company issued no guarantees as of June 30, 2023, or during the year then ended.

14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $1,068,707 which was $860,548 in excess of its required net capital of $208,159. The Company's ratio of aggregate indebtedness to net capital was 2.92 to 1.

15. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2023, and through issuance date of this report. Subsequent to the reporting period, the Company received funds from a legal settlement. The settlement amount was the result of the resolution of a legal dispute with an insurance carrier, and the funds were received after the financial statement cutoff date and recognized upon receipt. As a result, the impact of this legal settlement is not reflected in the current financial statements. The details regarding the nature of the dispute, the settlement terms, and the financial impact will be disclosed in the subsequent financial reporting period, in accordance with the applicable accounting standards and disclosure requirements.

Mutual Securities, Inc.

(Supplemental Information)
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2023

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,311,208
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS	1,311,208
DEDUCTIONS AND NON-ALLOWABLE ASSETS:	
Non-allowable assets:	(227,582)
NET CAPITAL BEFORE HAIRCUTS	1,083,626
HAIRCUTS	
Other Securities	(10,666)
Undue Concentration	(4,253)
Total	(14,919)
NET CAPITAL	1,068,707
AGGREGATE INDEBTEDNESS:	3,122,376
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, based on 6 2/3% of aggregate indebtedness	208,159
Minimum dollar net capital requirement	100,000
Excess Net Capital	860,548
Percentage of aggregate indebtedness to net capital	**292.16%**

There are no material differences between the audited computation of net capital computed above and the corresponding schedule included in the Company's amended June 30, 2023 Part IIA FOCUS filing

13

Mutual Securities, Inc.

(Supplemental Information)
Computation for Determination of the Reserve Requirements and Information Relating to Possession or
Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2023

SCHEDULE II

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as
of June 30, 2023 in accordance with Rule 15c3-3(k)(2)(ii). The Company also relies on Footnote 74 of
SEC Release 34-70073

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile. (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Mutual Securities Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
September 29, 2023

MUTUAL SECURITIES, INC.

Member FINRA, SIPC • Est. 1982

September 20, 2023


Mutual Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5(d)
For the fiscal year ending June 30, 2023


We, as members of management of Mutual Securities, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA). Pursuant to that requirement, this Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended June 30, 2023, with the exceptions below:

Check Amount	Received Date	Deposit Date	Note
$70,000	3/2/2023	3/8/2023	Mail delay
$100,000	11/29/2022	12/9/2023	Mail delay

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nick Damiani
Chief Administrative Officer

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www fhhcpas com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Mutual Securities Inc. ("Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout June 30, 2023, the most recent fiscal year except as described in its exemption report.

The Company is also filing this Exemption Report because the Compauy's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
September 29, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 06/30/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28580 FINRA JUN
MUTUAL SECURITIES INC
PO BOX 2864
CAMARILLO, CA 93011-2864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

NICK DAMIANI 805-764-6740

2. A. General Assessment (item 2e from page 2) $2,001

B. Less payment made with SIPC-6 filed (**exclude interest**) (312)

05/08/2023
Date Paid

C. Less prior overpayment applied (996)

D. Assessment balance due or (overpayment) 693

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $693

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $693

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MUTUAL SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF ADMINISTRATIVE OFFICER
(Title)

Dated the 25 day of JULY, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 07/01/2022 and ending 06/30/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 25,223,877

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   22,971,381

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   856,136

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   52,272

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,030

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   10,030

Total deductions   23,889,819

2d. SIPC Net Operating Revenues $ 1,334,058

2e. General Assessment @ .0015 $ 2,001

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC		FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated		NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated		NASDAQ	OMX PHLX
			SIPC	Securities Investor Protection Corporation